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                             January 17, 2024

       Jian Tang
       Chief Executive Officer
       iClick Interactive Asia Group Limited
       Prosperity Millennia Plaza
       663 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: iClick Interactive
Asia Group Limited
                                                            Schedule 13E-3/A
filed January 10, 2024 by Jian Tang et al.
                                                            File No. 005-90348

       Dear Jian Tang:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule 13E-3/A filed January 10, 2024

       General

   1. Refer to comment three, which we reissue in part. In this respect, we note your statement that "[e]xcept for the
disclosure as revised and summarized in the amended proxy
                                                        statement ... there
were no substantive discussions with or presentations by Houlihan
                                                        Lokey concerning the
financial analysis or fairness of the Merger
                                                        Consideration."
However, Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3
                                                        require disclosure
about any report, opinion or appraisal that is materially related to the transaction, not simply
those relating to the financial analysis or fairness of the Merger
                                                        Consideration. Please
revise or advise. Among other matters, your response should make clear whether Houlihan
Lokey provided written materials to a filing person or its
                                                        representatives that
have not already been filed as exhibits. If so, but you do not believe those materials must be
filed or described in your filing, your response should outline your views on why those
materials are not materially related to the going private transaction.

                                                        We remind you that the
filing persons are responsible for the accuracy and adequacy of
 Jian Tang
iClick Interactive Asia Group Limited
January 17, 2024
Page 2

their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-
3263.



FirstName LastNameJian Tang                                 Sincerely,
Comapany NameiClick Interactive Asia Group Limited
                                                            Division of
Corporation Finance
January 17, 2024 Page 2                                     Office of Mergers &
Acquisitions
FirstName LastName